SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                   Form 10-C

                 Report by Issuer of Securities Quoted on NASDAQ

                          Interdealer Quotation System

                  Filed pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 and Rule 13a-17
                              or 15d-17 thereunder

                         ALLSTATE FINANCIAL CORPORATION

                 (Exact name of issuer as specified in charter)

            2700 South Quincy Street, Suite 540, Arlington, VA 22206
                    (Address of principal executive offices)

Issuer's telephone number, including area code:   (703) 931-2274

                   I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

       Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1.  Title of security:   Common Stock, no par value per share
2.  Number of shares outstanding before the change:   2,655,128
3.  Number of shares outstanding after the change:     2,316,853
4.  Effective date of change:   January 25, 1996
5.  Method of change:
       Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.):

      Exchange of Convertible Subordinated Notes for shares of Common Stock

       Give brief description of transaction:   On January 12, 1996, Allstate
Financial Corporation (the "Company") offered to its existing shareholders the opportunity to exchange $1,000 principal amount of its Convertible Subordinated Notes due September 30, 2000 (the "Notes") for each 157.48 shares of its
Common Stock, no par value per share, properly tendered and accepted by the Company for exchange. The Notes were issued, and 338,275 shares of Common Stock accepted for exchange by the Company were retired, as of January 25, 1996.













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                               II.  CHANGE IN NAME OF ISSUER

1.  Name prior to change       ________________________________________________
2.  Name after change        __________________________________________________
3.  Effective date of charter amendment changing name   _______________________
4.  Date of shareholder approval of change, if required _______________________



Date   January 30, 1996                           Craig Fishman
                                                  ---------------
                                                  By:  Craig Fishman
                                                  Title:  Senior Vice President
                                                          and General Counsel